UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 09, 2023

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of Pillar 3 report (Q1 2023) dated 27 April 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: May 09, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

27 April 2023

Barclays Bank PLC

Publication of Pillar 3 Report

Barclays Bank PLC today announces the publication of its Pillar 3 Report for 31 March 2023 (the "Q1 2023 Pillar 3 Report"). The Q1 2023 Pillar 3 Report is available on the Barclays Group's website at:

https://home.barclays/investor-relations/reports-and-events/financial-results-archive/

Key Metrics

As at 31 March 2023, Barclays Bank PLC's solo-consolidated Common Equity Tier 1 ratio was 12.8% and liquidity coverage ratio was 138%.  From 1 January 2023, the UK leverage ratio requirement has been set at the Barclays Bank PLC sub-consolidated level. The UK leverage ratio (excluding claims on central banks) for Barclays Bank PLC sub-consolidated was 6.0%.  Please refer to the Q1 2023 Pillar 3 Report for the basis of preparation for these metrics.

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For further information, please contact:

Investor Relations                                                                           Media Relations

Adam Strachan +1 212 526 8442                                  Jon Tracey +44 (0) 20 7116 4755
James Johnson  +44 (0) 20 7116 7233